FILE NO. 333-

CIK #1696721

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

Registration Statement

on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	EATON VANCE UNIT TRUST – SERIES 13

B.	Name of Depositor:	EATON VANCE DISTRIBUTORS, INC.

C.	Complete address of Depositor’s principal executive offices:

EATON VANCE DISTRIBUTORS, INC.

Two International Place

Boston, MA 02110

D.     Name and complete address of agents for service:

PAUL HASTINGS LLP	EATON VANCE DISTRIBUTORS, INC.
Attention: Michael R. Rosella, Esq.	Attention: Frederick S. Marius
200 Park Avenue	Two International Place
New York, New York 10166	Boston, MA 02110

E.     Title of securities being registered: Units of fractional undivided beneficial interest

F.     Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE

OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated March 24, 2017

EATON VANCE UNIT TRUST - SERIES 13

Eaton Vance International Dividend Fortitude Portfolio, Series 6

Eaton Vance Sustainable Impact Portfolio, Series 6

The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Eaton Vance Unit Trust – Series 11 (Registration No. 333-215877) as filed on March 10, 2017, which shall be used as a preliminary prospectus for the current series of the Trust.)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

S-1

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm (to be supplied by amendment).

The following exhibits:

1.1	Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated November 9, 2015.

1.2	Articles of Organization of EV Distributors, Inc. Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Eaton Vance Unit Trust – Series 1 (and Subsequent Series) (File No. 811-23099) dated September 18, 2015.

1.3	Articles of Merger of Eaton Vance Distributors, Inc. and EV Distributors, Inc. Reference is made to Exhibit 6 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Eaton Vance Unit Trust – Series 1 (and Subsequent Series) (File No. 811-23099) dated September 18, 2015.

1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to Amendment No. 2 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated November 9, 2015.

2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated November 9, 2015.

3.1	Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

3.3	Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

4.1	Consent of Evaluator (to be supplied by amendment).

4.2	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1	Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Eaton Vance Unit Trust – Series 1 (File No. 333-207018) dated September 18, 2015.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Eaton Vance Unit Trust – Series 13, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and Commonwealth of Massachusetts on the 24th day of March, 2017.

EATON VANCE UNIT TRUST – SERIES 13

(Registrant)

By: EATON VANCE DISTRIBUTORS, INC.

(Depositor)

By: /s/ Frederick S. Marius
Frederick S. Marius
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 24, 2017, by the following persons who constitute the principal officers and a majority of the Board of Directors of Eaton Vance Distributors, Inc.:

SIGNATURE	TITLE

Matthew J. Witkos	President and Chief Executive Officer and Director

Thomas E. Faust. Jr.	Director

Laurie G. Hylton	Director

Daniel C. Cataldo	Vice President, Treasurer and Chief Financial Officer

By: /s/ Frederick S. Marius
Frederick S. Marius (Attorney-in-fact*)

*	An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

S-2